UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 12b-25	SEC FILE NUMBER 000-23666
NOTIFICATION OF LATE FILING	CUSIP NUMBER 8969281 0

(Check One):  [X] Form 10-K  [  ] Form 20-F  [  ] Form 11-K  [  ] Form 10-Q  [  ] Form 10-D  [  ] Form N-SAR
[  ] Form N-CSR

For Period Ended:  December 31, 2006

[  ]           Transition Report on Form 10-K

[  ]           Transition Report on Form 20-F

[  ]           Transition Report on Form 11-K

[  ]           Transition Report on Form 10-Q

[  ]           Transition Report on Form N-SAR

For the Transition Period Ended:

Read Instruction (on back page) Before Preparing Form. Please Print or Type. Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

PART I - REGISTRANT INFORMATION

Tripos, Inc.

Full Name of Registrant

Former Name if Applicable

1699 South Hanley Road

Address of Principal Executive Office (Street and Number)

St. Louis, Missouri  63144

City, State and Zip Code

PART II - RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

[X]

(a)            The reason described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

(b)           The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

(c)           The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

SEC 1344 (07-03)                      Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

PART III - NARRATIVE

State below in reasonable detail why Forms 10-K, 20-F, 11-K, 10-Q, N-SAR, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.

The registrant is unable to file its Annual Report on Form 10-K for the year ended December 31, 2006 by March 31, 2007 without unreasonable effort and expense.  This is the result of a significant number of material activities currently being undertaken by the registrant's small management team which would have an effect on the matters described in the Annual Report on Form 10-K, including:

  the March 20, 2007 sale of the registrant's Discovery Informatics business, including the transition of certain management, accounting and administrative functions to the purchaser of this business;
  continuing efforts to sell the registrant's Discovery Research business and, pending a sale, to arrange for working capital funds for this business; consistent with prior disclosures, the registrant terminated its stock purchase agreement with Provid Pharmaceuticals on April 2, 2007; and
  continuing efforts by senior management to evaluate and plan for a wind down of the Discovery Research business if a sale cannot be effected.

These activities have made it impossible for the work to be completed by the registrant's small management team and independent registered accountants necessary to assure that the financial statements and disclosures contained in the 2006 Annual Report are accurate and complete.  The registrant will file its Annual Report on Form 10-K for the year ended December 31, 2006 on or before April 16, 2007.

PART IV - OTHER INFORMATION

(1)  Name and telephone number of person to contact in regard to this notification

                   John P. McAlister                                                 314                                                     (314) 647-1099

 (Name)                                                      (Area Code)                                         (Telephone Number)

(2)  Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed ?
If answer is no, identify report(s).                                             Yes [X]  No [  ]

(3)  Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?  Yes [X]  No [  ]

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

                The registrant has previously disclosed expected changes in its results of operations as compared to the year ended December 31, 2005; these disclosures were contained in a press release dated March 8, 2007 that was included in a Current Report on Form 8-K filed March 9, 2007.

*     *     *

                Certain matters discussed in this notification may constitute "forward-looking statements" within the meaning of the federal securities laws, including, but not limited to: (1) the registrant's ability to sell its Discovery Research business and certain other assets; (2) the registrant's ability to satisfy its creditors out of the proceeds of the sales of its assets and other available resources; (3) the registrant's ability to offset corporate tax liabilities on the sale of assets through the utilization of net operating loss carryforwards; and (4) the registrant's ability to distribute any remaining cash to its stockholders. These statements are based upon numerous assumptions which the registrant cannot control and involve risks and uncertainties that could cause actual results to differ. These statements should be understood in light of the risk factors set forth in the registrant's periodic filings with the Securities and Exchange Commission. Except as otherwise required under federal securities laws and the rules and regulations of the SEC, the registrant does not have any intention or obligation to update or revise any forward-looking statements, whether as a result of new information, future events, changes in assumptions or otherwise.

               Tripos, Inc.

(Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date  April 3, 2007                                                                          By  /s/  John P. McAlister

                                                                                                            President andChief Executive Officer